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                                                                  Exhibit (a)(9)

Wednesday January 6, 9:34 am Eastern Time

Company Press Release

SOURCE: Marriott International, Inc.

MARRIOTT INTERNATIONAL TO ENTER CORPORATE APARTMENT INDUSTRY; AGREES TO ACQUIRE EXECUSTAY FOR $128 MILLION, SECOND LARGEST CORPORATE APARTMENT PROVIDER IN U.S.

     WASHINGTON, Jan. 6 /PRNewswire/ -- Marriott International, Inc. (NYSE: MAR
- news), a leading worldwide hospitality company based in Washington, D.C., has definitively agreed to acquire ExecuStay Corporation (Nasdaq: EXEC - news), the second largest provider of leased corporate apartments in the country. Upon closing of the transaction, Marriott will launch the acquired company as "ExecuStay by Marriott."

     The total acquisition cost is approximately $128 million, including cash, stock and assumed debt (approximately $13.5 million, net of existing assets). Under terms of the agreement, the public shareholders of ExecuStay will receive $14 per share in cash, and, in addition, the founders of ExecuStay will receive approximately $13 for each share of ExecuStay stock they own, which will be paid by issuing common stock of Marriott International. Marriott International expects to commence a tender offer for all outstanding shares of ExecuStay within the next five business days. The parties expect to complete the transaction in March 1999. Marriott International plans to repurchase shares of its common stock, in open market transactions, in an amount at least equal to the number of shares to be issued in this transaction. Marriott International expects the acquisition to be neutral to earnings per share in 1999, and accretive thereafter.

     Marriott International's entry into the estimated $3 billion interim housing industry will include the creation of a corporate apartment business, initially consisting of ExecuStay by Marriott and HomeSolutions by Marriott, the company's home and apartment cleaning and maintenance services business.


     ExecuStay, headquartered in the Washington, D.C. area, provides approximately 6,000 high quality, furnished apartments in 44 states and the District of Columbia, under contracts with corporate clients and professionals. The company owns no residential real estate, and provides corporate apartments through short-term lease arrangements between ExecuStay and a network of unaffiliated property owners and managers. Originally founded in 1986, ExecuStay generates approximately $150 million in annual revenues and has over 450 employees.

     Joseph Ryan, Marriott International executive vice president who will have overall responsibility for ExecuStay by Marriott, said, "We anticipate tremendous growth opportunities in the corporate apartment housing sector. This transaction enables us to enter a large and growing but fragmented industry composed mainly of unbranded and regional firms with the top four accounting for just 20 percent of the market. Our acquisition of ExecuStay complements Marriott's strategy to operate hospitality products owned by others across a broad array of businesses."

     Gary Abrahams, ExecuStay president, said, "We believe that ExecuStay's new association with Marriott International and its global distribution systems will greatly expand ExecuStay's growth potential over the next several years in this large and dynamic corporate apartment market."

     According to Ryan, the corporate apartment industry is in the early stages of consolidation, and that ExecuStay, as a national service provider, enjoys an advantage over the roughly 400 local or regional companies currently operating in the U.S. who cannot service corporate customers nationwide.
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     Ryan noted that Marriott International sees additional opportunities to create value following completion of the acquisition by leveraging Marriott's systems, business development, and procurement programs. Ryan said that ExecuStay's founding leadership will continue to manage the day-to-day business with a select team of Marriott International executives.

About ExecuStay
---------------

     ExecuStay Corporation was organized in June 1997. The company's original subsidiary was founded in 1986. The company, which now holds approximately a five percent share of the market, began offering fully furnished, high-quality apartment services in 1988. Interim housing refers to stays of at least a month, generally for corporate clients meeting seasonal, temporary, or startup needs, or to accommodate employees who have been relocated or are on temporary assignment.

     Average rental periods for ExecuStay are about three months at an average rate of approximately $2,200 per month. All expenses relating to each residence, including rent, telephone service, utilities, cable television, housekeeping and trash removal are paid by ExecuStay and charged to the customer on a single monthly invoice. ExecuStay can locate and furnish a residence with 24 hours notice.

     ExecuStay's customers include Fortune 500 companies, federal and state governmental agencies, small businesses and individuals. The number of apartments operated by ExecuStay has grown from approximately 190 in 1994 to a seasonal peak of about 6,000. The company operates 32 offices, including Atlanta; Austin, Tex.; Boston; Charlotte; Chicago; Dallas; Denver; Fort Lauderdale, Fla.; Hartford, Conn.; Houston; Indianapolis; Los Angeles; Minneapolis; New York City; Orlando; Philadelphia; Phoenix; Pittsburgh; Portland, Ore.; Raleigh, N.C.; Richmond, Va.; Sacramento, Calif.; San Francisco; Salt Lake City; Seattle; Stamford, Conn.; Tampa; and Washington, D.C.

     MARRIOTT INTERNATIONAL, INC. is a leading worldwide hospitality company, with over 1,700 operating units in the United States and 53 other countries and territories. Major businesses include hotels operated and franchised under the Marriott, Ritz-Carlton, Courtyard, Residence Inn, Fairfield, TownePlace Suites, SpringHill Suites, Renaissance, and Ramada International brands; vacation ownership (timeshare) resorts; senior living communities and services; and food service distribution. The company is headquartered in Washington, D.C. and has approximately 131,000 employees. In fiscal year 1997, Marriott International reported total sales of $9.0 billion.

     Note: This press release contains "forward-looking statements" within the meaning of federal securities law. These forward-looking statements include, among others, statements concerning the company's outlook for 1999 and beyond; the interim housing market, the lodging industry; business strategies and their anticipated results; and similar statements concerning anticipated future events and expectations that are not historical facts. The forward- looking statements in this press release are subject to numerous risks and uncertainties which could cause actual results to differ materially from those expressed in or implied by those statements.

     SOURCE: Marriott International, Inc.